EXHIBIT 21

Subsidiary	Jurisdiction of Organization

Immucor Medizinische Diagnostik GmbH	Germany

Immucor Italia S.r.l	Italy

Immucor Diagnosticos Medicos Lda	Portugal

Gamma Biologicals, Inc.	United States (Texas)

Dominion Biologicals Limited	Canada

Immucor, S.L	Spain

Immucor Belgium S.A	Belgium

Immucor France EURL	France

Immucor Trading Company	Barbados

BCA Acquisition Company	United States (Georgia)

Immucor Sales, Inc.	United States (Georgia)

Immucor Intellectual Properties, Inc.	United States (Georgia)

Immucor/Gamma, L.P.	United States (Georgia)

Immucor Investments Inc.	United States (Delaware)

Immucor Investments, LLC	United States (Georgia)

Gamma Operations, LLC	United States (Texas)

The Company owns, directly or indirectly, 100% of each of the above entities.